UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: March 2025

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Closing of Sale Transaction

Maxeon Solar Technologies Ltd. (NASDAQ: MAXN) (“Maxeon or the “Company”) has announced that it completed the sale of 100% equity interest in SunPower Philippines Manufacturing Ltd, a Cayman incorporated legal entity and wholly owned indirect subsidiary of Maxeon, to TCL Zhonghuan Renewable Energy Technology Co Ltd. and/or its subsidiaries, the Company’s controlling shareholder (collectively, “TZE”), on February 28, 2025 (the “Closing Date”), pursuant to the terms of that Sale and Purchase Agreement (the “SPA”) entered into by and between SunPower Technology Ltd., a subsidiary of the Company (“SPT”), and Lumetech PTE Ltd., a subsidiary of TZE (“Purchaser”), on January 26, 2025.

As previously disclosed, on the Closing Date, Maxeon and Purchaser also entered into the Procurement Agency Agreement, and Purchaser and a subsidiary of the Company entered into the Transitional Services Agreement and the Bilateral Development Services Agreement, respectively. The signed Ancillary Agreements were in the form of Exhibits 99.2 through 99.4 included in the Form 6-K submitted by the Company to the SEC on January 27, 2025.
The transactions contemplated under the SPA received the requisite consents and approvals, including the ODI Approval.

Defined terms used but not otherwise defined, shall have the meaning ascribed to them in the Form 6-K submitted by the Company to the SEC on January 27, 2025.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-248564), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501), Form S-8 (File No. 333-241709) and Form S-8 (File No. 333-283187), each filed with the Securities and Exchange Commission.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding restructuring of our business portfolio and our strategic plans, including the ability to close the transactions discussed in this report and successfully execute on the plans and undertakings contemplated in the agreements discussed in this report; expected ramp and production timelines for the Company’s manufacturing facility in the U.S.; our expectations and plans for short- and long-term strategy, including our product and technology focus and projected growth and profitability; our ability to execute on our plans and strategy; and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them.

Additional forward-looking statements can be identified by terminology such as "may," "might," "could," "will," "aims," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including closing of the transactions discussed in this report and establishing a successful collaboration plan for the further development of MAX7 and MAX8 Technology, executing other restructuring plans, regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) an adverse final determination of the U.S. Customs & Border Protection (CBP) investigation related to CBP’s examination of Maxeon’s compliance with the Uyghur Forced Labor Prevention Act; (4) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (5) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine; (6) our ability to manage our key customers and suppliers; (7) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (8) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (9) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (11) fluctuations in our operating results and in the foreign currencies in which we operate; (12) appropriately sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (13) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine, economic recession and environmental disasters; (14) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (15) reaction by securities or industry analysts to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; (16) unpredictable outcomes resulting from our litigation activities or other disputes; and (17) the actual numbers and timing of employee reductions are subject to, and will be dependent on, applicable laws and regulations. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

March 3, 2025	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer